UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Passage BIO, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
702712100
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VII LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702712100

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,034,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,034,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,034,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.0%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 61,611,796 shares of common stock outstanding of Passage BIO, Inc. (the “Issuer”), as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2024.

CUSIP No. 702712100

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,034,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,034,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,034,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.0%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 61,611,796 shares of common stock outstanding of Passage BIO, Inc. (the “Issuer”), as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2024.

CUSIP No. 702712100

1		Names of Reporting Persons. OrbiMed Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,090,576
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,090,576
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,090,576
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 3.4%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 61,611,796 shares of common stock outstanding of Passage BIO, Inc. (the “Issuer”), as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2024.

Item 1. Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP VII LLC, and OrbiMed Capital LLC originally filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2020, as amended by Amendment No. 1 filed with the SEC on January 28, 2021, Amendment No. 2 filed with the SEC on May 5, 2022 and Amendment No. 3 filed with the SEC on June 29, 2023. This Amendment No. 4 relates to the common stock, par value $0.0001 per share (the “Shares”) of Passage BIO, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, PA 19103. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “PASG”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 4 is being filed to report that the beneficial ownership of the outstanding Shares held by the Reporting Persons (as defined below) decreased by more than 1% as a result of an increase in the number of Shares outstanding.

Item 2. Identity and Background

(a) This Amendment No. 4 is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VII LLC (“OrbiMed GP”), and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

(b) - (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital, and OrbiMed GP are set forth on Schedules I, II, and III, respectively, attached hereto. Schedules I, II, and III set forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d) - (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) The following disclosure is based upon 61,611,796 outstanding Shares of the Issuer, as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 9, 2024.

As of the date of this filing, OrbiMed Private Investments VII, LP (“OPI VII”), a limited partnership organized under the laws of Delaware, holds 8,034,000 Shares constituting approximately 13.0% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreements of OPI VII, caused OPI VII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Worldwide Healthcare Trust PLC (“WWH”), a publicly listed investment trust organized under the laws of England, holds 2,090,576 Shares constituting approximately 3.4% of the issued and outstanding Shares. OrbiMed Capital is the investment advisor of WWH. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by WWH and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by WWH. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by WWH.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares attributable to OPI VII is 8,034,000 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 8,034,000 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares attributable to OPI VII is 8,034,000 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 8,034,000 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Capital is the investment advisor to WWH and may be deemed to have voting and investment power over the securities held by WWH. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by WWH. The number of outstanding Shares attributable to WWH is 2,090,576 Shares. OrbiMed Capital, as the investment advisor to WWH, may also be considered to hold indirectly 2,090,576 Shares.

Investors’ Rights Agreement

In addition, OPI VII, WWH, and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of August 21, 2019. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the Issuer’s initial public offering (the “IPO”), the holders of a certain number of Shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such Shares under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the Investors’ Rights Agreement.

Demand Registration Rights

At any time beginning six months following the date of the underwriting agreement of the IPO, the holders of at least thirty percent (30%) of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register at least thirty percent (30%) of the registrable securities then outstanding, subject to certain specified conditions and exceptions. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, the Reporting Persons will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include Shares held by the Reporting Persons in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors’ Rights Agreement, holders of at least twenty-five percent (25%) of the Registrable Securities (as defined in the Investors’ Rights Agreement) then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equals or exceeds $3,000,000. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full texts of the Investors’ Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, and OrbiMed Capital GP VII LLC.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of August 21, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-236214), filed with the SEC on February 3, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2024	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member OrbiMed Capital LLC

David P. Bonita	Member	Member OrbiMed Capital LLC

Peter A. Thompson	Member	Member OrbiMed Capital LLC

Matthew S. Rizzo	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, and OrbiMed Capital GP VII LLC.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of August 21, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-236214), filed with the SEC on February 3, 2020).